

Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

Pharmaceutical Executive, College Professor, Emerging Business Opportunity Expert and Technology Developer

OVERVIEW – TECHNICAL EXPERTISE

- **Precision Medicine Expert**
- **Human Genome Mapping Expert/Innovator**
- **Thought Leader Human Population Genomics**
- **Author of Seminal, Graduate-level Genomics Textbook (Academic Press/Elsiever)**
- **Pioneer, Patent Holder - IP underlying the Modern Genetic Ancestry Test (e.g. Ancestry.com, 23andMe, Helix, etc.)**
- **Pioneer, Patent Holder - IP underlying the inference of phenotype from crime-scene DNA**
- **Builder of Laboratories, Divisions, Companies**
- **Expert with Product Development through evolution from Basic to Applied Science**
- **Regulatory Compliance Expertise (DNA testing, drug development)**
- **Training as Molecular and Cell Biology, Population Genetics and Developmental Biology**
- **Institutional Capital, Investor Relations and Budgeting Experience.**
- **Technology Licensing Expertise, with Talent for IP Carve Out.**
- **Business Model Trailblazer and Pioneer of New Technologies, Methods and Ideas.**

EDUCATION/TRAINING:

1995	Ph.D.	Molecular and Cell Biology	University of California, Berkeley
1989	B.S. Magna Cum Laude	Biological Sciences	University of California, Irvine

PROFESSIONAL EXPERIENCE:

Adjunct Professor of Biological Sciences **SPC St. Petersburg College** April 2017 to Present http://go.spcollege.edu	Adjunct Professor of Biological Sciences (BSC 1005C). Curriculum taught covers the range from Cell Biology, Molecular Biology, Biochemistry, Genetics, Ecology, Evolution, Biotechnology, Zoology, Anatomy/Physiology, Botany and Microbiology. Laboratory course focused on microscopy, measurement and application of the scientific method to varied local ecological problems. Some of the lectures I have given on these topics can be found here: Cell Biology/Cancer: https://www.youtube.com/watch?v=1ncFpt8b5zw&t=2s Genetics: https://www.youtube.com/watch?v=51cuhLGf1Yc DNA: https://www.youtube.com/watch?v=ToPb2i0wt0g&t=1s Evolution: https://www.youtube.com/watch?v=4S8hhcj2ufo&t=1s Organs and Homeostasis: https://www.youtube.com/watch?v=hdCEeCwQhdU Ecosystems: https://www.youtube.com/watch?v=kTnWoDG52pw Cellular Respiration: https://www.youtube.com/watch?v=tTZqxP6VOSo&t=1s Photosynthesis: https://www.youtube.com/watch?v=HUMuB214lSU Metabolism, Enzymes (sound only): https://www.youtube.com/watch?v=XGZRLlQeWtI



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile



May 2017 to Present
http://www.glgpharma.com/about-us

Director of Genomic Medicine. GLG is a private, clinical-stage biotechnology company delivering next-generation Precision Oncology therapies for STAT3 driven hyperproliferative diseases. We evaluate patient cells outside of the body against approved and proprietary therapies to identify the most effective therapeutic combinations for each patient. My role is to integrate a number of technologies within the context of a Consortial Platform, where technology whole becomes greater than the sum of its parts, and help forge not only a new type of Pharma business model but an innovative approach within the emerging field of Precision Oncology. GLG is wholly reliant on grant funding, and I have been working without salary since joining.



September 2009 - May 2017
http://www.okeanostech.com

Founded Okeanos Technologies in 2011 to develop an innovative clean-energy microdevice with potential to drop the cost of seawater desalination by more than an order of magnitude and simultaneously address a number of profound environmental, energy, economic and human health related problems. In taking the desalination problem from today's macroscale, where the physics and dynamics are inefficient, to the nanoscale where the physics is far more efficient, the WaterChip™ represented a potential paradigm shift in desalination and water treatment. As the firms principal founder, I scouted the predecessor to the technology, authored and won an EPA SBIR grant to develop the technology from basic science to commercial product, engaged sponsored academic research at a major US University towards that end, licensed the resulting technology from this university, and have provided the bulk of the seed capital the company raised to date.



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile





June 1999 - September 2009
http://www.ancestrybydna.com/

Founded DNAPrint genomics in 1999 and served as the leader of this firm until 2008. I started with nothing more than an idea, secured angel investment, built a laboratory, and ran the firm as CEO for several years. Was the Intellectual Author of innovative human genome based product portfolio, which made history in the field of forensic genetics, receiving considerable international media attention (New York Times, ABC News, various television shows such as Forensics Files, etc.). I authored a textbook on the underlying technology (http://www.amazon.com/Molecular-Photofitting-Predicting-Ancestry-Phenotype/dp/0120884925/ref=sr_1_1?ie=UTF8&qid=1339430485&sr=8-1). Our flagship product – DNAWITNESSTM – was used by forensics investigators to construct a physical profile of an individual that left DNA at a crime scene. Prior to developing this product, we pioneered the consumer genomics market with the Introduction of the AncestryByDNA product line, which was used by genealogists to trace their deep, BioGeographical Ancestry (BGA). Numerous copy-cat firms came on the scene after we introduced this product. DNAPrint became a small personalized (e.g. pharmacogenomics) drug development company, prosecuting a clinical trial of a dimerized, genetically engineered form of Erythropoietin licensed from Beth Israel Deaconess Medical Center. Prior to this, DNAPrint provided genome screening services for Pharmaceutical firms, helping to stratify patient populations based on genetic proclivity for favorable response, and assisting with optimized clinical trial architectures. I brought DNAPrint public, managed the firm as the CEO of a publicly traded, publicly reporting firm for 8 years. In 2003 I brought in a new management team to help me bring the company to the next level, and took the role of CSO (Chief Scientific Officer). The firm was sold to one of its majority shareholders in 2008.

Associate Scientist  August 1995 – June 1999	Associate Scientist in Tumor Antigen Discovery Department. Was among the first scientists hired by this start-up. Results I obtained contributed to the landing of an extensive partnership with Smith Kline Beecham, which eventually turned into an acquisition of Corixa.



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

Investor and Consultant Roles

VISION TECHNOLOGIES INC. **VALLEY FORGE** COMPOSITE TECHNOLOGIES June 2006-January 2011 http://www.visntec.com http://www.vlyf.com	As a private angel investor, I vetted and sponsored the development and market penetration of an innovative line of highly ruggedized, fully MIL-SPEC compliant visual/IR situational awareness systems manufactured by Vision Technologies, Inc. (www.visntech.com). I invested over $1M in Vision during 2011. As an angel investor part of a small private equity firm (Coast to Coast Equity Group), I vetted and sponsored the development and market penetration of an innovative race-track accelerator based portal for cargo and baggage screening manufactured by Valley Forge Composites Technologies (VLYF) (www.vlyf.com). THOR-LVX uses gamma energy to elicit a photonuclear response, enabling the capture of a molecular signature (through steel or concrete), rather than just amorphous images like traditional X-ray equipment. I helped finance VLYF, and bring it public through an IPO.
INTELLIDOME Next Generation Counter Terrorism January 2010 – June 2011	Co-founder and investor in Intellidome Advanced Lighting and Security Systems (IALSS), manufacturer of street luminaire-based wireless video surveillance equipment.
Sunova Energy Technologies March 2009 – September 2010	Consultant for Sunovia Energy Technologies, led development of Procurement Division where I developed SOPs and infrastructures for responding to federal and state procurement opportunities. Wrote 160 RFQ/RFI responses resulting in $1.4M in contracts won.

SELECT HIGHLIGHTS – MANAGEMENT, BUSINESS DEVELOPMENT & ENTREPRENEURIAL ACTIVITIES

Emerging Business Opportunities (EBOs) Expert Have been responsible for the evaluation, adoption and development of several high-tech intellectual properties underlying various emerging business opportunities. My experience here ranges among the perspective of entrepreneur, executive, potential investor, and advisor to potential investors (both private and institutional). Properties include innovative nanotechnologies (microdevices), instrumentation (homeland security equipment), molecular assays (for forensics and drug development), and semiconductors (PV, LED lighting). The resulting EBOs form the foundation of my business experience and net worth to this day.	**Expert in Development from Basic Science to Applied Technology** Vast experience developing complex bench technologies into commercially viable products. First success was with human genome assays in the early 2000s as intellectual author and founder of the firm that developed them in-house. We took nothing more than ideas from basic research, to applied research, product characterization, optimization all the way to launch. These products went on to earn international media attention (television programs, newscasts, newspaper and circular articles) for their impact. Collaborated on the developmental progression of a particle accelerator-based instruments out of Russia (Lebedev Institute), including regulatory development. My latest project is focused on commercializing an innovative, ultra-efficient microdevice for seawater desalination developed by the University of Texas at Austin.
Management and Executive Experience with Private and Publicly Traded Companies Took my first start-up public in the late 90s, and served as CEO for ensuing six years. Gained vast real-world experience with the public markets, public relations, investor relations, SEC regulation including Sarbanes-Oxley, capitalization, accounting, product development and human resources. Served as Chief Scientific Officer for same firm at other times. Served as President of a private semiconductor technology based start-up, and President of a self-funded private equity fund.	**Private Placement, IPO, Private Equity and Institutional Capital Experience (both sides of the table)** Experience drafting private placement memoranda (PPM), PPM architecture, regulatory filings/processes. Experience raising capital from private sources and institutions. As an executive, I raised approximately $40M for DNAPrint genomics, Inc. over 10 years, from institutions. As an angel investor and consultant, I was part of a team that invested $1.5M in Valley Forge Composites Technologies in 2006, and $2.5M in Vision Technologies in 2011 ($1.2M contributed). Took DNAPrint genomics, Inc. and Valley Forge public in 2001 and 2006.



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

Science Thought Leader/ Textbook Author	Technology Licensing Experience
Intellectual author of technology products that gained international media attention. Wrote a seminal textbook on the science behind this technology in 2004. Have given dozens of media interviews as a thought leader in this scientific field, and dozens of lectures/presentations for large audiences at conferences. Voted "Most Influential in the SNP Category" by GenomeTechnology Magazine readers in 2001. Graduated from UC Irvine with 3.98 GPA (Magna Cum Laude), as a Phi Beta	Part of team that licensed New Drug Entity (NDE) from Beth Israel Deaconnes Medical Center in 2005 (PT-401 compound). Optioned Ion Concentration Polarization microdevice from MIT in 2010. Optioned and funded Faradaic Ion Concentration Polarization microdevice from the University of Texas in 2011. Licensed genome marker sets from the Pennsylvania State University in 2002 and integrated into a successful product.
Serial Entrepreneur, Angel Investor	**Business Model Trailblazer**
Founded three companies since 1999, collaborated on the founding of a third and became substantial angel investor for a fourth. Founded my first start-up in 1999 (DNAPrint genomics, Inc.) after leaving a middle-management position in Seattle, WA (Corixa Corporation). DNAPrint was sold in 2006, and I joined a private equity group (Coast to Coast), which funded two firms and brought one of them public in 2006. Left this group to form my own private equity group in 2009. This group became fully subscribed in late 2011, having invested $1.2M into Vision Technologies Inc., a DOD contractor. Returning to the role of entrepreneur in 2011, I founded Okeanos Technologies.	At DNAPrint, we were the first to develop a direct-to-consumer business model for genetic/genomic tests. The genome field was overcrowded with business to business models, and research based models at the time, but we envisioned selling genetic information directly to patients, genealogists, forensics professionals. This model was quite successful for several years; our revenues peaked at $3M/yr, we were the subject of numerous news stories, and we stimulated the genesis of numerous copycats. I consulted with Valley Forge Composites, through a company I founded - Intellidome (IALSS) – on a novel "per-scan" based business model, which as of recently, appears will be

HIGHLIGHTS – TECHNICAL ACTIVITY

Clean Energy Micro/Nanodevice Product Development	Biotech Laboratory Founder/Leader
Vetted and Licensed Faradaic Ion Concentration Polarization based WaterChip microdevice for ultra-efficient seawater desalination. Wrote and won a US Environmental Protection Agency (EPA) SBIR Phase I grant. Have been successful evolving the technology from Technology Readiness Level (TRL) stage TRL2 to its present stage TRL5.	Have 10 years of managing a self-sufficient genomics laboratory and 19 years overall laboratory experience. Hands-on as well as Leadership Experience with certifications, accreditations, inventory management, robotics, LIMS/Oracle, high-throughput/high-performance liquid handling systems, SOP development, QA, QC.
Thought Leader/Author of Genomics Textbook	Human Genome Mapping Expert/Innovator
Wrote "Molecular Photofitting: Predicting Ancestry and Phenotype Using DNA" in 2007 (Academic Press Publishers, 712 pages). Text outlines methods for inferential recontruction of human physical and other biological characteristics from DNA through the process of genome mapping and analysis. For many years I was recognized as a thought leader in the field of genome mining and molecular forensics, giving numerous conference addresses and newspaper/television interviews.	Assisted with the development and refinement of novel methods for pan-genome screening, based on Mapping by Admixture Linkage Disequilibrium (MALD). Developed novel association study methods based on the identification of true genetic associations by correcting for the confounding influence of population structure.



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

	**Applied Science Experience** Consolidated basic human genome scan results into panels of consolidated markers, fully characterized, validated and pubilshed the performance, and launched as first of their kind assays. DNAWITNESS - for the inference of physical characteristics (hair color, iris color, skin shade etc.). AncestryByDNA - for the ascertainment of deep BioGeographical Ancestry Admixture (continental level) and EuroDNA - for the ascertainment of deep Biogeographical Ancestry Admixture (intracontinental level - Eurasia). These products were trailblazer products, which garnered international media attention.
Adjunct Professor of Biological Sciences Joined the faculty of Saint Petersburg College to teach BSC 1005C – Biological Sciences summer semester of 2017. Coursework taught spans the range from cell biology, biochemistry/molecular biology, botany, genetics, anatomy/physiology, ecology and evolution with emphasis on the scientific method and mathematically rigorous analytics.	**Builder of Laboratories, Divisions, Companies** Designed, had constructed, stocked and managed a high-throughput genomics laboratory in Sarasota, Florida. Earlier, designed separate laboratory for DNA sequencing and forensics. Extensive personnel evaluation/hiring experience. As a post-doctoral employee at Corixa Corporation, I helped establish the firms first cancer genomics lab. Established procurement office for Sunovia Energy Technologies, and landed firms first LED lighting contracts via RFP initiation and response.
Corporate Finance Consultant and Angel Investor Partner with Coast to Coast Equities - two successful angel deals, one (VLYF) took public. Invested $1.5M in VLYF, wrote several grants, helped take the firm public. In 2010, I founded and self-funded my own private equity firm that became fully subscribed Jan 2012 in a single venture - Vision Technologies, Inc. (www.visntec.com) through its $1.2M investment.	**Pharmaceutical Development** Assisted with management of CRO subcontract for expression and purification of PT-401 candidate for DNAPrint genomics, company I founded in late 90s.
Basic Research Experience As a basic bench scientist, I gained experience with microarray design, screening and analysis, differential display, in-situ hybridization, cDNA/genomic library construction and screening, DNA Sequencing, STR analysis, microdissection, gel shift, footprint, embryo microinjection, transgenics, Northern blots, Southern blots, SDS-PAGE, protein purification, operation of robotic equipment, high-throughput microfluidics, LIMs, Oracle.	**Procurement Experience** As consultant, I developed Sunovia Energy Technologies Procurement Division, establishing the SOPs and infrastructure for initiating and responding to private and public sector procurement opportunities. During first year, wrote hundreds of RFI, RFP and RFQ responses, landed dozens of bid awards.
	Instrumentation Development/Regulatory Experience Wrote numerous grants for developing VLYF flagship product (particle accelerator for cargo/luggage screening), sat on National Institutes of Standards and Technology (NIST) workshop board for establishing occupational safety radiation dose limits for such equipment.



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

Honors

2003	Selected by Sarasota Magazine as one of 10 up and coming Entrepreneurs in South Florida.
2001	Voted "Most Influential in SNPs and Genotyping Category" by readers of Genome Technology Magazine.
1992	Woods Hole Oceanographic Institute (WHOI) Fellowship
1989	Inducted into Phi Beta Kappa Honor Society
1989	Magna Cum Laude, University of California, Irvine. (Graduated 2nd of 1,100 students).
1989	Golden Key National Honor Society
1985	Appointed (Congressional) to United States Naval Academy – accepted appointment
1985	Appointed (Vice Presidential) to United States Air Force Academy – declined appointment

SELECT PUBLICATIONS

Books

1. **Frudakis, T.N**. Molecular Photofitting: Predicting Ancestry and Phenotype from DNA. 2007. Academic Press Publishers (Elsiever). 695 pages; Graduate level textbook.

Peer-Reviewed Papers Published in Scientific Journals (chronological order starting with most recent)

1. Wilson RT, Roff A, Dai PJ, Fortugno T, Douds J, Chen G, Grove G, Ongeri S, Barnholtz-Sloan J, **Frudakis T**, Chinchilli V, Hartman T, Demers L, Shriver M, Canfield V and Cheng K. Genetic ancestry, skin reflectance and pigmentation genotypes in association with serum vitamin D metabolite balance. Horm Mol Biol Clin Invest 2011;7(1):279-293.

2. Shekar SN, Duffy DL, Frudakis T, Suurm RA, Zhao ZZ, Montgomery GW, Martin NG. Linkage and association analysis of spectrophotometrically quantified hair color in Australian adolescents: the effect of OCA2 and HERC2. J Invest Dermatol, 12:2807-14.

3. Shekar S, Duffy D, Frudakis T, Montgomery G, James M, Sturn R and N Martin. 2008. Spectrophotometric methods for quantifying pigmentation in human hair – influence of MC1R genotype and environment. Photochemistry and Photobiology, 2008, 84: 719-726.

4. Frudakis, T. DNAPrint Genomics, Inc.: better drugs for segmented markets. Pharmacogenomics. 2008 Feb;9(2):247-51

5. Halder I, Shriver M, Thomas M, Fernandez J, **Frudakis T**. 2007. A panel of ancestry informative markers for estimating individual biogeographical ancestry and admixture from four continents: utility and applications. In review. Human Mutation.

6. McKeigue P, O'Donnell D, Hoggart C, Fysh R, Shriver M, Breen J, **Frudakis T**. 2007. Inferring parental ancestry and population origin from ancestry-informative markers. In Press. American Journal of Human Genetics.

7. **Frudakis**, T. Thomas, M., Ginjupalli, S., Handelin, R. Gabriel, HJ Gomez. 2007. CYP2D6*4 polymorphism is associated with statin-induced muscle effects. Pharmacogenet Genomics. 2007 Sep;17(9):695-707.

8. **Frudakis T**, Terravainen T, Thomas M. Multilocus OCA2 genotypes specify human iris colors. Human Genetics. 2007 Jul 7 [Epub ahed of print].

9. Kishi S, Cheng C, French D, Pei D, Das S, Cook E, Hiiva N, Rizzari C, Rosner G, **Frudakis T**, Pui C, Evans W, Relling M. 2007. Ancestry and pharmacogenetics of antileukemic drug toxicity. Blood. May 15; 109(10):4151-7.

10. Shriver M., **Frudakis** T, Budowle B. 2005. Getting the science and the ethics right in forensic genetics. Nature Genetics May; 37(5):449-50.

11. Sturm, R. and **T. Frudakis**. Eye colour: portals into pigmentation genes. 2004. Trends in Genetics 20(8): 327-332

12. Mirhashemi R, Arena JF, **Frudakis** T, Lambrou N, Arboleda J, Hunt M, Medranda M, Averette H, Penalver M..



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

Candidate gene in predicting in vivo ovarian cancer response to combination therapy with paraplatin and Paclitaxel. ScientificWorldJournal. 2002 Jan 2;2(1 Suppl 2):19-20.

13. **Frudakis T**, Thomas M, Gaskin Z, Venkateswarlu K, Chandra S, Ginjupalli S, Gunturi S, Natrajan S, Ponnuswamy V, and Ponnuswamy K. 2004. Sequences associated with human iris pigmentation. Genetics, 165:2071-2083.

14. **Frudakis**, Tony, Venkateswarlu Kondragunta, Matthew Thomas, Zach Gaskin, Siva Ginjupalli, Sitarama Gunturi, Viswanathan Ponnuswamy, Sivamiani Natarajan, and Ponnuswamy Kolathupalayam Nachimuthu A Classifier for SNP- Based Inference of Ancestry. Journal of Forensics Sciences, July 2003, Vol. 48(4): 771-782.

15. Houghton RL, Dillon DC, Molesh DA, Zehentner BK, Xu J, Jiang J, Schmidt C, **Frudakis** (Anthony), Repasky E, Filho AM, Nolasco M, Badaro R, Zhang X, Roche PC, Persing DH, and Reed SG. Transcriptional complementarity in breast cancer: Application to detection of circulating tumor cells. Mol. Diagn.6/79-91.

16. **Frudakis**, T. and F. Wilt. 1994. Two different cis elements collaborate to spatially repress transcription from a sea urchin promoter. Developmental Biology. 172:230-241.

17. Akasaka, K., **Frudakis**, T., Killian, C.E., George, N.C., Khaner, O., Yamasu, K., and F. Wilt. 1994. The organization of the spicule matrix gene, SM30, in the sea urchin Strongylocentrotus purpuratus. Journal of Biological Chemistry. 269: 20592-20598.

Patents Issued

1. **Frudakis; Tony N**. (Seattle, WA), Smith; John M. (Everett, WA), Reed; Steven G. (Bellevue, WA). Compositions and methods for the treatment and diagnosis of breast cancer. Patent No. 6,225,054, May 1, 2001.

2. **Frudakis; Tony N**. (Seattle, WA), Smith; John M. (Everett, WA), Reed; Steven G. (Bellevue, WA). Compositions and methods for the treatment and diagnosis of breast cancer. Patent No. 6,344,550. February 5, 2002.

3. **Frudakis; Tony N**. (Sarasota, FL), Reed; Steven G. (Bellevue, WA), Smith; John M. (Everett, WA), Misher; Lynda (Seattle, WA) Compositions and methods for the treatment and diagnosis of breast cancer Patent No. 6,586,570, July 1, 2003

4. **Frudakis; Tony N**. (Sarasota, FL), Reed; Steven G. (Bellevue, WA), Smith; John M. (Columbia Heights, MN), Misher; Lynda E. (Seattle, WA), Dillon; Davin C. (Issaquah, WA), Retter; Marc W. (Carnation, WA), Wang; Aijun (Issaquah, WA), Skeiky; Yasir A. W. (Bellevue, WA), Harlocker; Susan L. (Seattle, WA). Compositions and methods for the therapy and diagnosis of breast cancer. Patent No. 6,828,431. December 7, 2004.

5. **Frudakis; Tony Nick** (Bradenton, FL). Methods for the identification of genetic features for complex genetics classifiers. Patent No. 7,107,155. September 12, 2006.

ORAL PRESENTATIONS:
1. Frudakis, T. "Data mining and corporate development issues". BioPartnering Conference. London, UK. October 12, 2000.

2. Frudakis, T. "Complex Pharmacogenomics at DNAPrint Genomics". Cambridge Healthtech Institute's Fourth Annual Genomic Partnering: Emerging and Early-Stage Companies.. Genome 2001 Tri-Conference. March 3, 2001.

3. Frudakis, T. "A classifier for the inference of eye color from DNA". TIGR's Genome Sequence and Analysis Conference. San Diego, CA. October 15, 2001.

4. Frudakis, T. "Innovations for Pharmacogenomics algorithms". BIOIT world Expo. Boston, MA. March 15, 2002.

5. Frudakis, T. "Inference of Iris Color and Biogeographical Ancestry from DNA". CHIs 5th Annual DNA Forensics Meeting, Washington, D.C. June 2002.



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

6. Frudakis, T. "Pharmacogenomics as a paradigm shift". 7th Annual Disease Management Congress, Chicago, IL. 2002.

7. Frudakis, T. " Molecular Photofitting". Biometrics Roundtable: Transnational Threats Initiative Center for Strategic and International Studies,j Washington DC. November 2003.

8. Frudakis, T. "Population Structure as a tool for identifying loci that underlie variable drug response". Moffit Cancer Center Grand Rounds, November 2003.

9. Frudakis, T. "Molecular Photofitting" 2003. Dutch Forensic Institute (NFI in Rijswijk, the Netherlands)

10. Frudakis, T. "Admixture Mapping " 2004. Lorne Genome Conference, Lorne Victoria, Australia

11. Frudakis, T. "East Asian admixture in Native Americans", part of the Zehg He Voyages Series. 2005. United States Library of Congress, Washington DC.

12. Frudakis T. "Correcting for the confounding influence of population structure on association screens". American Society of Clinical Therapeutics and Pharmacology Annual Meeting. March, 2005.

MAJOR RECENT ACCOMPLISHMENTS.

- As covered by the New York Times, US News and World Report, Popular Science, USA Today, CBS Evening News, ABC News, Discovery Magazine and a variety of other media outlets - Developed a DNA based technology that was instrumental in solving a serial killer case (Multiagency Homocide Task Force Serial Homocide Investigation, http://www.dnaprint.com/welcome/press/press_recent/2003/june_5/), and subsequently used to solve a number of other homicide investigations (Mammoth Lakes Murder, Napa Double Murder, Precious Doe case, Concord Trailside Killer Investigation, , Sarasota FL Walker murder, Operation Minstead – New Scotland Yard, UK, and most recently an LAPD serial homicide investigation). The technology has bee used to provide direction to a a number of other, as yet to be solved cases (e.g. Susanna Chase murder – Boulder CO,). This technology is the first genomics technology to ever be applied for forensic casework.
- Was PI and inventor of technology that represents the first ever for the prediction of a multifactorial human phenotype (human iris color) from DNA (publication 15 above).
- Functioned with a team of management I selected to build a drug development pipeline at DNAPrint, including compounds for anemia, depression, addiction, ophthalmic diseases, and a diagnostic for diabetes.
- Discovered the major cause of the potentially dangerous statin side-effect myalgia.

MEDIA INTERVIEWS

1. Forensics Files. Episode: "Tight Fitting Genes" Originally aired September 14, 2005. Featured application of my DNAWITNESS assay as it helped redirect and shape the investigation by the that lead to the arrest and conviction of the Louisiana Serial Killer. I appear in multiple interviews for this episode..
2. Forensics Files. Episode: "Good as Gold". Originally aired 1/28/2008. Featured application of my DNAWITNESS assay as it helped redirect and shape the investigation that lead to the arrest and conviction of a double murder in Napa, California.
3. ABCTV PrimeTime Thursday with Dianne Sawyer and Patricia Cornwell, regarding DNAPrint's use of new genomics technology to assist with the successful resolution of the Louisiana Serial Killer Case (Louisiana Multiagency Homocide Task Force).
4. CBS News with Dan Rather. "Personalized Genetics". Interviewed by Wyatt Andrews . March 2, 2003. Program also aired on CBS Sunday Morning show.
5. New York Times. "For Sale, a DNA Test to Measure Racial Mix" by author Nicholas Wade. October 1, 2002.
6. US News and World Report. "Getting DNA to bear witness: Genetic tests can reveal ancestry, giving police a new source of clues" June 23, 2003 by Dana Hawkins Simons.
7. Popular Science. "DNA and a New Kind of Racial Profiling". By Jessica Snyder Sachs. December 2003.
8. Popular Science. "Putting the Gene Back in Genealogy". Rebecca Skloot. January, 2004.
9. Germany's ZDTV news program. Fall 2003.
10. Australias ABC news program. Fall 2003.
11. Wired Magazine. "Genetics Testing and Native Americans". Brendan I. Koerner. May 2005.
12. CBS Radio News, interviewed by Robert Adler, May 2005.


13. VGBH-NOVA. Topic: DNA Dragnets. Barbara Moran. March 2005.
14. Biotechnology Healthcare Magazine. Topic: Personalized Medicine. Author: Bob Carlson. March 2005.
15. KTLA-Fargo ND. Topic: Consumer Genetics. By: Jane Alexander.
16. WBCC-Atlanta, GA. Topic: Forensic Genetics. Benji Shepard. April, 2004.
17. New York Times. Topic: Ancestry Testing Debunks Misconceptions about "Race". Author: Amy Harmon. Article to appear in July 2005.
18. Business Week. Interviewed by Cathy Yang.
19. Readers Digest. "Nabbed!" These Forensic Breakthroughs are Helping Police Crack Their Toughest Cases." By Tony Dawe. October 2004.
20. Readers Digest. "Nabbed!" These Forensic Breakthroughs are Helping Police Crack Their Toughest Cases." By Ann Chandler. February 2005.
21. Public Library of Science Biology Journal. Topic: Genetics of Eye Color. By: Helen Dell. March 2004.
22. Good Housekeeping. January 29, 2004
23. ScienCentral News. Topic: Ancestry Testing By: Joyce Gramza. July 2003
24. NPR˙s All Things Considered. "Researchers Discover Skin Color Gene" by Nell Boyce Health & Science editor. December 2005 (storyID 5055391)

TEACHING EXPERIENCE

1. Assistant Graduate Instructor MCB130 Developmental Biology at University of California Berkeley Fall 1994. Student reviews of my performance were excellent.

2. Assistant Graduate Instructor MCB130L Developmental Biology Laboratory at University of California Berkeley Spring 1994. Student reviews of my performance were excellent.

REFERENCES

Dr. Hector J. Gomez, M.D., Ph.D.,
Chief Executive Officer
GLG Pharma, LLC
601 Heritage Drive, Suite 223
Jupiter, FL 33458
Tel: 561.847.4926
hjgomez@glgpharma.com
Back in the early 2000s I hired Hector as the Chairman of my first start-up, DNAPrint genomics. He remains a professional colleague to this day. Hector is presently the CEO of GLG Pharmaceuticals, Inc.

Dr. Anthony L. Appleton, PhD
Interim Academic Chair of Natural Sciences
Downtown and Midtown Campuses
Assistant Professor of Chemistry
St. Petersburg College
PO Box 13489, St. Petersburg, FL 33733-3489
Email: Appleton.Anthony@spcollege.edu
Phone: (727) 341-4379
Office: SC-143C (SP/G Campus)

Matthew Thomas, Ph.D.
Associate Professor



Tony Nick Frudakis, Ph.D.
122 Hampton Road #307
Clearwater, FL 33759 941-348-7008 mobile

Room 25-107
State College of Florida
Bradenton, FL
(941) 752-5624
thomasm1@scf.edu

Mark Shriver, Ph.D.
Professor of Anthropology
Pennsylvania State University
511 Carpenter Building
PSU
16802
Email: mds17@psu.edu
Office Phone: (814) 863-1078

Mark is a colleague of mine with whom I have co-authored a number of academic papers. He also wrote the forward to my textbook "Molecular Photofitting". Mark is a professor of anthropology at the Pennsylvania State University.

Bruce Budowle, Ph.D.
Professor, Executive Director of Institute of Applied Genetics
Dept: Molecular and Medical Genetics
University of North Texas
Address: CBH-629
Phone: 817-735-2979
Email: Bruce.Budowle@unthsc.edu

Bruce is a professional colleague with whom I have co-authored a number of academic papers. He is a professor of Applied Genetics at the University of North Texas and is the former head of the Federal Bureau of Investigation's DNA laboratory.